UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from              to

Commission file number 1-6196

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Piedmont Natural Gas Company, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Piedmont Natural Gas Company, Inc.

4720 Piedmont Row Drive

Charlotte, North Carolina 28210

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4 – 17

Supplemental Schedule as of December 31, 2011

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	18

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee and Participants in

Piedmont Natural Gas Company, Inc. 401(k) Plan

Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Piedmont Natural Gas Company, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Charlotte, North Carolina

June 27, 2012

Piedmont Natural Gas Company, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Plan interest in the Master Trust (Notes 3, 4, 7, 8, and 9)	$159,131,494	$—
Participant-directed investments (Notes 3, 7, 8 and 9)	—	149,652,536
Receivable - due from broker for securities sold	—	99,905
Receivable - participant loans	—	6,287,258

Total assets	159,131,494	156,039,699

Liabilities
Due to broker for securities purchased	—	90,405
Other	—	9,500

Net assets available for benefits at fair value	159,131,494	155,939,794

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(871,579)	(626,268)

Net assets available for benefits	$158,259,915	$155,313,526

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income in Master Trust:
Net depreciation in fair value of investments (Note 3)	$(1,214,453)
Interest, dividends and other	1,997,005

Total investment income in Master Trust	782,552

Interest income on participant loans receivable	431,470

Contributions:
Employer	5,276,999
Participant	8,104,616
Participant rollovers	387,395

Total contributions	13,769,010

Total additions	14,983,032

Deductions from net assets attributed to:
Benefits paid to participants	11,567,237
Expenses (Note 7)	469,406

Total deductions	12,036,643

Net increase	2,946,389

Net assets available for benefits:
Beginning of year	155,313,526

End of year	$158,259,915

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 1.	Description of the Plan

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) 401(k) Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan providing benefits to participating employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger effective on October 1, 2001, participants’ accounts in the Company’s employee stock ownership plan (ESOP) were transferred into the Plan. Former ESOP participants may remain invested in Piedmont Natural Gas Company, Inc. (“Piedmont”) common stock in the Plan or may sell the common stock at any time and reinvest the proceeds in other available investment options.

Employees become eligible to participate in the Plan on the first day of any pay period after they have completed thirty days of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration: The Plan is administered by the Benefits Committee. Effective January 1, 2011, the Company entered into an agreement with Wells Fargo to create the Piedmont Natural Gas Company, Inc. Master Trust (the “Master Trust”). The Master Trust includes the investment assets of each of the benefit plans maintained by the Company as further described in more detail in Note 4. Wells Fargo is responsible for the custody and management of the Plan’s assets.

Contributions: Employees are able to contribute up to 50% of eligible pay to the Plan on a pre-tax basis, up to the Tax Code annual contribution limit. Employees are able to receive a company match of 100% up to the first 5% of eligible pay contributed. The Company automatically enrolls all newly eligible employees in the Plan at a 2% contribution rate unless the employee chooses not to participate by notifying the Plan trustee. For employees who are automatically enrolled in the Plan, the Company will automatically increase their contributions by 1% each year to a maximum of 5% unless the employee chooses to opt out of the automatic increase by contacting the trustee. If the employee does not make an investment election, employee contributions and matches are automatically invested in a diversified portfolio of stocks and bonds. Participants may invest in Piedmont common stock up to a maximum of 20% of their account. Employees may change their contribution rate and investments at any time. Additional amounts may be contributed by the Company at the discretion of the Company’s Board of Directors. There were no discretionary Company contributions during the year ended December 31, 2011. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and Plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 1.	Description of the Plan (Continued)

Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one common trust fund, one common collective trust fund, and one common stock fund as investment options for participants.

Vesting: All participant contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts. A participant will become 100% vested in his employer matching contributions after the participant completes six months of service.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. Loans must be entirely repaid within 5 years unless the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes. Principal and interest are paid ratably through payroll deductions. Interest rates on loans range from 6.77% to 7.00% at December 31, 2011.

Payment of benefits: Upon termination of service, the vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan.

Note 2.	Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment contracts: As described in the authoritative guidance, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Wells Fargo Stable Return Fund (G) for 2011 and the Union Bond & Trust Company in 2010. As required by the guidance, the statements of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2.	Summary of Accounting Policies (Continued)

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for disclosure of our fair value measurements.

We utilize market data or assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally observable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. We are able to classify fair value balances based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

Following is a description of the valuation methodologies used for our investment assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash equivalents: Valued at the net asset value (“NAV”) of the funds in which it participates at year-end.

Common stock and hedging instruments: Valued at the closing price reported on the active market on which individual securities are traded.

Common stock fund: Calculated based on the closing price reported on the active market on which the securities in the fund are traded.

Mutual funds and net assets held in 401(h) account: Valued at the NAV of shares held by the Master Trust at year-end.

Common trust fund, commodities fund, and multi-strategy hedge fund: Valued at the NAV of the funds in which it participates at year-end.

Hedge fund of funds: Valued based on a quarterly compilation of the financial statements from the underlying partnerships in which the fund invests.

Corporate bonds, collateralized mortgage obligations, government and agency bonds, municipal bonds, and mortgage-backed pass-throughs: Valued based on a compilation of primary observable market information or a broker quote in a non-active market.

Common collective trust fund: Valued at NAV based on information provided by the trustee and using the audited financial statements of the common collective trust at year-end.

Level 1 inputs are quoted prices (unadjusted) or NAVs in active markets that we have the ability to access as of the reporting date and consist of investments in cash equivalents, common stock, a common stock fund, hedging instruments, and mutual funds. Level 2 inputs are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly corroborated or observable as of the reporting date and generally use valuation methodologies, and consist of common trust funds, various fixed income investment types, multi-strategy hedge funds, commodities funds, and a common collective trust fund as discussed in “Investment contracts” above. These investments are classified as Level 2 as their fair value is estimated using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Level 3 inputs include significant pricing inputs that are generally less observable from objective sources and consist of hedge fund of funds.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2.	Summary of Accounting Policies (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected.

Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions: Contributions from employees of the Plan Sponsor and matching contributions from the Plan Sponsor are recorded in the year in which the employee contributions are withheld along with the applicable matching contribution. All employee and employer contributions are participant-directed.

Payment of benefits: Benefit payments to participants are recorded when paid.

Expenses: As provided by the plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

Subsequent events: We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

Accounting pronouncements: In January 2010, the FASB released Accounting Standards Update No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement. The update requires the Company to (a) disclose transfers in and out of Levels One and Two, in addition to transfers in and out of Level Three and (b) separately disclose purchases, sales, issuances, and settlements of Level Three securities. Additionally, ASU 2010-06 clarifies the information the Company currently discloses regarding valuation techniques, inputs used in those valuation models, and at what level of detail fair value disclosures should be provided. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level Three activity, which was effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 did not materially impact the Plan’s fair value disclosures.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (Continued)

In September 2010, the FASB issued an amendment (“ASU 2010-25”), Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment was effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010.

In May 2011, the FASB issued an amendment (“ASU 2011-04”), Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which provides guidance to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments are not intended to change the application of the current fair value requirements, but to clarify the application of existing requirements. The guidance does change particular principles or requirements for measuring fair value or disclosing information about fair value measurements. To improve consistency, language has been changed to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. The guidance will be effective for annual periods beginning after December 15, 2011. The guidance will primarily impact the Plan’s disclosures but otherwise is not expected to have a material impact on the Plan’s financial statements.

Note 3.	Investments

The Master Trust’s investments that represent 5% or more of net assets available for benefits as of December 31, 2011, which includes the fully benefit-responsive contracts as described in Note 2, are as follows:

Wells Fargo Stable Return Fund (G) ** - 695,298 shares	$34,941,345
Paps Long Duration Corporate Bond Fund - 5,650,385 shares	65,487,958

As of December 31, 2011, the Plan holds 694,588 shares of the Wells Fargo Stable Return Fund (G) with a fair value of $34,905,675, which represents 5% or more of the Master Trust’s net assets available for benefits.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 3.	Investments (Continued)

The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2010, which includes the fully benefit-responsive contracts as described in Note 2, are as follows:

Wells Fargo Enhanced Stock Market Fund - 173,894 units	$16,809,633
American Funds The Growth Fund of America (A) - 514,173 shares	15,651,424
Union Bond & Trust Company Stable Value Fund **- 1,396,073 units	32,898,737
Dodge & Cox Income Fund - 1,288,476 shares	17,046,533
Dodge & Cox Stock Fund - 118,118 shares	12,728,358
Munder Mid Cap Core Growth Fund (A) - 331,514 shares	9,245,922
American Europacific Growth Fund (A) - 255,795 shares	10,582,250

**	Represents fully benefit-responsive investment contracts.

The Plan invests in a fully benefit-responsive investment contract through the Wells Fargo Stable Return Fund (G) in 2011 and invested in the Union Bond & Trust Company Stable Value Fund in 2010 (the “Fund”). The accounts are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The objective of the Fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

Market value events may limit the ability of the Funds to transact at contract value with the issuer. Such events may include but are not limited to: Fund administration is amended or changed, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Fund, and failure to meet certain tax qualifications. The Plan does not believe that such events are likely to occur.

The fair value of the investment contract at December 31, 2011 was $34,941,345 in the Master Trust and at December 31, 2010 was $32,898,737 in the Plan. The average yield earned based on actual earnings was 0.6% for 2011.

The Plan’s participants invest in various investment securities offered by the Plan. These investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 4.	Plan Interest in Master Trust

Effective January 1, 2011, the Plan’s assets are held in a Master Trust. The Master Trust holds the assets of the Piedmont Natural Gas Company, Inc. 401(k) Plan, the Piedmont Natural Gas Company, Inc. Money Purchase Pension Plan, and the Retirement Plan of Piedmont Natural Gas Company, Inc. (collectively the “Plans”). The investment in the Piedmont Natural Gas Stock Fund represents a specific interest to the Plan, as the Plan is the sole owner of this investment. The Plans’ record keeper maintains supporting records for the purpose of allocating net assets and net gains or losses of the investments to each of the Plans and to each participant’s account, as necessary. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on the investment held in participant directed balances.

The net assets of the Master Trust at December 31, 2011 consist of the following:

Assets
Investments at fair value
Participant-directed investments	$153,139,333
Non-participant-directed investments	268,641,197

421,780,530

Receivables
Due from broker for securities sold	4,376,381
Participant loans	6,680,260

11,056,641

Other assets
Cash	1,385
Accrued interest and dividends	482,759
Net assets held in 401(h)	5,239,203

5,723,347

Total assets	438,560,518

Liabilities
Due to broker for securities purchased	17,754,956
Amounts related to obligation of 401(h) account	5,239,203

22,994,159

Net assets available for benefits at fair value	415,566,359

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(872,470)

Net assets available for benefits	$414,693,889

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 4.	Plan Interest in Master Trust (Continued)

Net investment in Master Trust - by Plan
Piedmont Natural Gas Company, Inc. 401(k) Plan
Investment in Master Trust	$158,259,915
Plan’s percentage interest in net assets of the Master Trust	38.2%

Piedmont Natural Gas Company, Inc. Money Purchase Pension Plan
Investment in Master Trust	$687,962
Plan’s percentage interest in net assets of the Master Trust	0.2%

Retirement Plan of Piedmont Natural Gas Company, Inc.
Investment in Master Trust	$255,746,012
Plan’s percentage interest in net assets of the Master Trust	61.6%

Investment income of the Master Trust for the year ended December 31, 2011 consists of the following:

Investment income
Interest and dividends	$20,297,598

Net appreciation/(depreciation) in fair value of investments
Cash equivalents	20,468
Fixed income	(14,323)
Hedging instruments	196,034
Mutual funds	(434,707)
Common stock	(2,234,457)
Common trust funds	(913,987)
Stable return fund	203,142
Common stock fund	1,401,786
Other types	(1,105,931)

Total net investment depreciation	(2,881,975)

Net investment income	$17,415,623

Net investment income from Master Trust - by Plan
Piedmont Natural Gas Company, Inc. 401(k) Plan	$782,552
Piedmont Natural Gas Company, Inc. Money Purchase Pension Plan	(22,082)
Retirement Plan of Piedmont Natural Gas Company, Inc.	16,655,153

$17,415,623

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 5.	Federal Income Tax Status

The Plan has filed for a determination letter from the Internal Revenue Service regarding the Plan’s qualification under Section 401(a) and the related trust’s tax-exempt status under the provisions of Section 501(a) of the Internal Revenue Code (“IRC”). The Benefits Committee believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The Benefits Committee will make any changes deemed necessary to ensure that the Plan is granted tax-exempt status.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

Note 6.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7.	Exempt Party-in-Interest Transactions

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wells Fargo for investment management services amounted to $128,165 for the year ended December 31, 2011 and are included in the expenses line item in the Statement of Changes in Net Assets Available for Benefits. Additional expenses not paid to Wells Fargo include investment advisory fees and other various expenses.

At December 31, 2011 and 2010, the Plan held 369,628 and 361,246 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $6,083,657 and $5,683,100, respectively, and fair value of $8,248,132 and $6,674,950, respectively. During the year ended December 31, 2011, the Plan recorded dividend income on the common stock of the Company of $252,445.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 8.	Fair Value of Financial Instruments

The investments reported in the Statement of Net Assets Available for Benefits, including investments held in Master Trust and participant-directed investments, are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and their consideration within the fair value hierarchy levels. The following tables set forth, by level within the fair value hierarchy, the assets measured at fair value as of December 31, 2011 and 2010:

	December 31, 2011
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Cash and cash equivalents	$8,130,894	$—	$—	$8,130,894
Mutual funds:
High yield bond	12,588,545	—	—	12,588,545
Long duration bonds	65,487,958	—	—	65,487,958
Equity	10,870,261	—	—	10,870,261
Global real estate	14,325,093	—	—	14,325,093
International	26,817,557	—	—	26,817,557
Small Cap	12,628,834	—	—	12,628,834
Mid Cap	12,052,473	—	—	12,052,473
Large Cap	42,401,103	—	—	42,401,103
Moderate Allocation	7,582,506	—	—	7,582,506
Bond funds - intermediate and inflation adjusted	19,985,505	—	—	19,985,505
Fixed income:
Government and agencies	—	21,329,268	—	21,329,268
Corporate bonds	—	26,065,787	—	26,065,787
Municipal bonds	—	321,960	—	321,960
Collateralized Mortgage-Backed	—	1,468,301	—	1,468,301
Common stock:
Health care	2,863,296	—	—	2,863,296
Utilities	1,977,277	—	—	1,977,277
Financials	8,351,526	—	—	8,351,526
Consumer staples	990,413	—	—	990,413
Consumer discretionary	5,111,481	—	—	5,111,481
Materials	1,212,363	—	—	1,212,363
Energy	2,027,051	—	—	2,027,051
Information technology	2,676,271	—	—	2,676,271
Industrials	3,850,871	—	—	3,850,871
Telecommunication service	72,306	—	—	72,306
Miscellaneous	3,171,896	—	—	3,171,896
Common trust funds:
International	—	17,021,779	—	17,021,779
Enhanced stock	—	16,766,149	—	16,766,149
Common stock fund - energy	8,248,132	—	—	8,248,132
Common collective trust fund - Stable Return	—	34,941,345	—	34,941,345
Other types of instruments:
Hedging instruments	124,246	—	—	124,246
Multi-strategy hedge funds	—	16,296,961	—	16,296,961
Hedge fund of funds	—	—	2,353,300	2,353,300
Commodities funds	—	11,667,822	—	11,667,822

	$273,547,858	$145,879,372	$2,353,300	$421,780,530

Net assets held in 401(h) accounts	$5,239,203	$—	$—	$5,239,203

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 8.	Fair Value of Financial Instruments (Continued)

Included in the preceding table are the following assets and corresponding fair values that represent a 100% specific interest to the Plan: Wells Fargo Enhanced Stock Market Fund $16,766,149, Piedmont Natural Gas Stock Fund $8,248,132, American Funds Balanced Fund (A) $7,582,506, and American Century Inflation Adjustment Bond Fund Advisor $1,805,237.

As of December 31, 2011, the fair value of the Plan’s portion of investments held in the Master Trust was $152,450,480. See Note 4 for further discussion on the Master Trust.

The Company reassessed the inputs of the enhanced stock common trust fund and determined that Level 2 is the appropriate fair value level as of December 31, 2011 and is reflected as such in the above table.

	December 31, 2010
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Small cap	$12,345,577	$—	$—	$12,345,577
Mid cap	12,124,532	—	—	12,124,532
Large cap	28,379,782	—	—	28,379,782
Foreign	14,850,457	—	—	14,850,457
Moderate allocation	7,055,773	—	—	7,055,773
Bond funds - intermediate and inflation adjusted	18,513,095	—	—	18,513,095
Common stock fund - energy	6,674,950	—	—	6,674,950
Common trust fund - enhanced stock	16,809,633	—	—	16,809,633
Common collective trust fund - stable value	—	32,898,737	—	32,898,737

Total assets at fair value	$116,753,799	$32,898,737	$—	$149,652,536

The changes in the Master Trust’s Level 3 assets measured at fair value are summaries as follows:

Hedge Fund of Funds
Balance, beginning of year	$—
Transfer in to Master Trust	982,215
Purchases	1,285,800
Unrealized gain	85,285

Balance, end of year	$2,353,300

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 9.	Net Asset Value Per Share

The following table sets forth additional disclosures of the investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2011 for the Master Trust and December 31, 2010 for the Plan:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2011
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

Common collective trust fund (a)	$34,941,345	$—	Daily	Written notice	30 days
Common trust fund
Enhanced Stock (c)	16,766,149	—	Daily	None	None
International (d)	17,021,779	—	Monthly	None	10 days
Multi-strategy hedge fund (e)	16,296,961	—	Quarterly	None	65 days
Hedge fund of funds
US (f)	1,293,083	—	Limited	**	Limited
Global (g)	561,255	—	Limited	**	Limited
Direct (h)	419,028	—	Limited	**	Limited
Emerging (i)	79,934	—	Limited	**	Limited
Commodities fund (j)	11,667,822	—	Monthly	*	35 days

Fair Value Estimated Using Net Asset Value per Share
December 31, 2010
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

Common collective trust fund (b)	$32,898,737	$—	Daily	Written notice	30 days

*	If 95% or more of the balance is requested, 95% of the balance will be paid within 30 days. Any outstanding balance or interest owed will be paid after the annual audit is complete.
**	Investors will have only very limited withdrawal rights for specific legal or regulatory reasons, and any transfer of an interest will be subject to approval.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 9.	Net Asset Value Per Share (Continued)

(a)	The objective of the Fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.
(b)	The objective of the Fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.
(c)	The objective of the Fund is to achieve long-term total return greater than the return on the S&P 500 Index while maintaining risk characteristics similar to the risk characteristics of the stocks in the S&P 500 Index.
(d)	The Fund seeks to outperform the MSCI EAFE Index on average by 2-7% per annum over a full market cycle by investing in securities of issuers domiciled outside the United States.
(e)	The Fund seeks to generate capital appreciation over the long term through a portfolio having a diversified risk profile with relatively low volatility and a low correlation with traditional equity and fixed income markets.
(f)	The Fund seeks global and regional strategies. Over a three to four-year period, the US strategy typically invests in 60-75 total funds that invest a substantial portion of their assets in North American companies.
(g)	The Fund’s strategy allocates capital to private equity investments that invest a substantial portion of their assets in companies primarily located in Western Europe with a primary focus on buyout and growth equity.
(h)	The Fund’s strategy is to leverage relationships with venture, growth, and equity, and buyout general partners around the globe to generate differentiated deal flow.
(i)	The Fund’s strategy is to invest in a diversified portfolio of private equity partnerships that in turn will invest principally in companies based in emerging markets.
(j)	The fund seeks to produce attractive long-term risk adjusted returns in excess of traditional commodity index exposure.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits as presented in these financial statements	$158,259,915	$155,313,526
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	871,579	626,268
Differences in:
Receivable-participant loans held in Master Trust	(6,680,260)	—
Investment in participant loans	6,680,260	—

Net assets available for benefits per the Form 5500	$159,131,494	$155,939,794

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2011
Total net increase per the financial statements	$2,946,389
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	245,311

Total net income per the Form 5500	$3,191,700

Piedmont Natural Gas Company, Inc. 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

	Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value

*	Plan interest in investment held in Master Trust	Piedmont Natural Gas Company, Inc. Master Trust	$152,451,234

*	Participants	Loans to participants, at interest rates from 6.77% to 7.00% with maturities ranging from 2012 to 2026	6,680,260

			$159,131,494

*	Represents a party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. 401(k) Plan
(Name of Plan)

Date June 27, 2012	/s/ Renee H. Metzler
Renee H. Metzler
Director – Compensation and Benefits and Plan Administrator

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm – Piedmont Natural Gas Company, Inc. 401(k) Plan